CAPITAL BANK FINANCIAL CORP.

121 Alhambra Plaza, Suite 1601

Coral Gables, Florida 33134

September 10, 2012

VIA EDGAR

Ms. Kathryn McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Capital Bank Financial Corp.
Registration Statement on Form S-4
File No. 333-176726

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Capital Bank Financial Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-176726) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m., New York City time, on September 11, 2012 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David E. Shapiro at (212) 403-1314 or Mark F. Veblen at (212) 403-1396 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Capital Bank Financial Corp.

By:	/s/ Christopher G. Marshall
Name:	Christopher G. Marshall
Title:	Chief Financial Officer

cc:	Wachtell, Lipton, Rosen & Katz
David E. Shapiro
Mark F. Veblen